"Exemption No. 82-1357"

Continental

Press Release

Continental AG Plans to Pay Record Dividend

Executive Board proposes EUR0.80 per share – increase of 53.8 percent

Hanover/Germany, March 18, 2005. Having done very well in fiscal 2004, Continental AG, Hanover, plans to pay out a record dividend. The corporation's Executive Board will propose to the Annual Shareholders' Meeting an outpayment of EUR0.80 per share, representing an increase of 53.8 percent over the prior year's dividend of EUR0.52. As the international automotive supplier announced in Hanover on Friday, the Supervisory Board will take a decision on the dividend proposal when it meets to adopt the annual financial statements on March 30, 2005.

"Investors are to share in Continental AG's business success not only in the form of a much higher stock market value for their company but also in the form of a more than 50 percent increase in the per-share dividend, raising it to the highest level in the history of the company," said Executive Board chairman Manfred Wennemer.

A considerable improvement in cash flow and a marked reduction in corporate debt allow for the proposed dividend. It has proved possible to push the gearing ratio (the ratio of liabilities to shareholder equity) below 30 percent. At the end of fiscal 2004 the net debt dropped to under EUR700 million. The debt assumed from Phoenix is already included in these figures in its entirety.

The automotive supplier will publish and elaborate on the final figures for fiscal 2004, including a breakdown of results by division, at its financials press conference on March 31, 2005 in Hanover.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2003 the corporation realized sales of EUR11.5 billion. At present it has a worldwide workforce of more than 80,000.

Dr. Heimo Prokop
Director Coporate Communications
Continental AG
Vahrenwalder Str. 9
30165 Hanover, Germany
Telefon: +49 (0)511 938-1485
Fax: +49 (0)511 938-1055
E-Mail: prkonzern@conti.de

Hannes Boekhoff
Head of Press
Continental AG
Vahrenwalder Str. 9
30165 Hanover, Germany
Telefon: +49 (0)511 938-1278
Fax: +49 (0)511 938-1055
E-Mail: prkonzern@conti.de

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